[redacted]

10027790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 22 2010 Washington, DC 104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E Iron Eagle Dr., Ste 105
(No. and Street)

Eagle (City) ID (State) 83616 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Carlson 208-489-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeCoria, Maichel, Teague – Jeff Maichel
(Name – *if individual, state last, first, middle name*)

7307 N. Division, Ste 222 (Address) Spokane (City) WA (State) 99208 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 22 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RJ 3/5

OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

CCO/CFO
Title

[signature]
Notary Public

LEAH L. CRUZ NOTARY PUBLIC STATE OF IDAHO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

AMERICAN INDEPENDENT SECURITIES GROUP, INC.

Table of Contents

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
7307 N. Division, Suite 222
Spokane, Washington 99208

INTERNAL CONTROL REPORT

To the Members of
American Independent Securities Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of American Independent Securities Group, LLC. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeCoria, Maichel & Teague P.S.

Spokane, Washington
February 16, 2010

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
7307 N. Division, Suite 222
Spokane, Washington 99208

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
American Independent Securities Group, LLC

We have audited the accompanying statements of financial condition of American Independent Securities Group, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Independent Securities Group, LLC as of December 31, 2008, were audited by other auditors whose report dated February 20, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Independent Securities Group, LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeCoria, Maichel & Teague P.S.

Spokane, Washington
February 16, 2010

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 and 2008

ASSETS	2009	2008
Cash and cash equivalents	$ 32,254	$ 198,322
Commissions receivable	107,828	45,769
Prepaid and other assets	34,554	35,496
Clearing Deposit	50,000	50,000
Property and equipment, at cost, net of accumulated depreciation of $12,442 and $7,955 as of 2009 and 2008, respectively	12,305	14,639
	$ 236,941	$ 344,226
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 2,876	$ 4,181
Commissions payable	86,437	56,076
Deferred revenue	10,491	7,684
Accrued liabilities	4,228	1,328
Total liabilities	104,032	69,269
Commitments and contingencies (Note 7)		
MEMBERS' EQUITY	132,909	274,957
Total liabilities and members' equity	$ 236,941	$ 344,226

The accompanying notes are an integral part of these financial statements.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 2,234,953	$ 3,088,715
Other revenue	127,352	151,829
Total revenue	2,362,305	3,240,544
EXPENSES		
Commissions and advisory fees	1,721,772	2,357,025
Administrative	494,592	587,249
Salaries and wages	272,680	212,893
Loss on disposal of assets	1,247	10,422
Total expenses	2,490,291	3,167,589
OPERATING INCOME (LOSS)	$ (127,986)	$ 72,955

The accompanying notes are an integral part of these financial statements.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

BALANCE, DECEMBER 31, 2007	$ 234,131
Owners' distributions	(32,129)
Net Income	72,955
BALANCE, DECEMBER 31, 2008	274,957
Owners' distributions	(14,062)
Net Loss	(127,986)
BALANCE, DECEMBER 31, 2009	$ 132,909

The accompanying notes are an integral part of these financial statements.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES		
Net Income (Loss)	$ (127,986)	$ 72,955
Adjustment to reconcile net loss to net cash used by operating activities		
Depreciation	4,976	5,793
Loss on disposal of assets	1,247	10,422
Changes in assets and liabilities		
Commissions receivable	(62,059)	20,887
Prepaid and other assets	942	(2,580)
Accounts payable	(1,305)	(3,966)
Commissions payable	30,361	(66,250)
Accrued liabilities	2,900	(2,230)
Deferred revenue	2,807	(235)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(148,117)	34,796
INVESTING ACTIVITIES		
Purchase of equipment	(3,889)	(4,250)
NET CASH USED BY INVESTING ACTIVITIES	(3,889)	(4,250)
FINANCING ACTIVITIES		
Owners' Distributions	(14,062)	(32,129)
NET CASH USED BY FINANCING ACTIVITIES	(14,062)	(32,129)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ (166,068)	$ (1,583)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 198,322	$ 199,905
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 32,254	$ 198,322

The accompanying notes are an integral part of these financial statements.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Independent Securities Group, LLC ("AISG" or "the Company") was formed December 30, 2004 as an Idaho Limited Liability Company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company operates in the northwest region of the United States. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost. The cost of property and equipment is depreciated over the estimated useful lives (3-10 years). Depreciation is computed using the straight-line method. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Disposals are removed from property and equipment accounts with any gain or loss reflected in the statement of operations.

Concentrations of Credit Risk

The Company is not subject to concentrations of credit risk associated with cash and cash equivalents. Deposits are maintained in Boise, Idaho area financial institutions and are insured up to the $250,000 limit by FDIC.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation. These reclassifications had no effect on net income as previously reported.

Subsequent Events

AISG has evaluated the need for disclosures and adjustments resulting from subsequent events through February 16, 2010, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures or adjustments.

NOTE 2 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2009 and 2008, the Company did not have any subordinated liabilities. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 and 2008, the company had a net capital of $83,539 and $221,323, respectively and net capital requirements of $50,000. The Company does not have any custodian accounts or investor funds held.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company rented office space from Sellin Properties L.P., a company owned by a major membership holder of AISG. Rent expense for the years ended December 31, 2009 and 2008, was $32,865 and $24,535, respectively.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Company has adopted FASB ASC 820, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to FASB ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants as the measurement date.

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered level 1 measurements) and the lowest priority to unobservable inputs (which are considered level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the assets of liabilities. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

At December 31, 2009, the Company had no assets or liabilities that would be subject to recurring valuations.

NOTE 7 – COMMITMENTS & CONTINGENCIES

On October 15, 2009 AISG and one of it investment advisors received a claim letter from an AISG customer requesting payment of $50,000 plus interest at 9% from July 1, 2008 until paid. The basis of the claim was that AISG and its advisor allegedly provided negligent, false and misleading advice to the claimant in connection with the purchase of a $50,000 secured note from DBSI Housing, Inc. AISG vigorously disputes the factual and legal underpinnings of the claim and has denied responsibility and refused to offer any payment on the claim. Since the claim letter, no other action has been taken by the claimant. AISG believes that the likelihood of a material liability relating to an adverse outcome in this matter is remote and no accrual has been made as of December 31, 2009. In the normal course of business, AISG and its advisors are exposed to potential liability from customers that utilize the Company's services. The amount and likelihood of future claims relating to such activities is impossible for AISG to determine.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

SUPPLEMENTARY INFORMATION

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009 and 2008

	2009	2008
Net capital		
Total stockholder's equity	$ 132,909	$ 274,957
Less nonallowable assets	49,370	53,634
Net capital before haircuts on security positions	83,539	221,323
Less haircuts	-	-
Net capital	83,539	221,323
Aggregate indebtedness		
Accounts payable and accrued liabilities	104,032	69,269
Computation of basic net capital requirement		
Base minimum net capital required	50,000	50,000
Calculated minimum net capital required	60,000	60,000
Excess net capital	23,539	171,323
Excess net capital at 1000%	$ 73,136	$ 214,396
Ratio: Aggregate indebtedness to net capital	1.25 to 1	0.31 to 1
Reconciliation with company's computation		
Net capital per Part II of Form X-17a-5, as originally filed	$ 83,539	$ 221,323
Net year end adjustments	-	-
	$ 83,539	$ 221,323